AMENDING AGREEMENT NO. 6

MEMORANDUM OF AGREEMENT made as of June 26, 2020.

AMONG:

HUDBAY MINERALS INC.,

as Borrower,

- and -

CERTAIN OF ITS SUBSIDIARIES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Subsidiaries, the Agent and certain financial institutions as lenders entered into a fourth amended and restated credit agreement dated as of July 14, 2017 as amended as of May 15, 2018, June 15, 2018, January 24, 2019, February 12, 2020 and June 3, 2020 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effectiveness of Amendments

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 8.1(c) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(c) The Borrower shall maintain at all times an Interest Coverage Ratio greater than (i) 3.00:1, from the Effective Date until the last day of the fiscal quarter of the Borrower ending March 31, 2020; (ii) 2.50:1, from April 1, 2020 until the last day of the fiscal quarter of the Borrower ending June 30, 2020; (iii) 2.75:1, from July 1, 2020 until the last day of the fiscal quarter of the Borrower ending December 31, 2020; and (iv) 3.00:1, from January 1, 2021 and thereafter."

(b) Section 13.20(a) of the Credit Agreement is amended by adding immediately before the words "and representatives" the following text:

", insurers, other credit support providers".

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) all reasonable out-of-pocket fees and expenses (including the fees and expenses of Davies Ward Phillips & Vineberg LLP) incurred by the Agent and the Lender in connection with the preparation of this Agreement shall have been paid by the Borrower; and

(e) the Agent shall have received such other documents as the Lenders may reasonably require.

6. Confirmation of Security, etc.

(a) Each of the Guarantors confirms that each of the Guarantees remain in full force and effect and is enforceable against it in accordance with its terms.

(b) Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(i) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(ii) is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

HUDBAY MARKETING & SALES INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

HUDBAY PERU INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Secretary

HUDBAY PERU S.A.C.

by	"Francisco Javier del Rio del Aguila"
Name: Francisco Javier del Rio del Aguila
Title: General Manager

HUDBAY (BVI) INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director

Signature Page to Amending Agreement No. 6 (Cda)

6502873 CANADA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President and General Counsel

HUDBAY ARIZONA (BARBADOS) SRL

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY ARIZONA (US) CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

HUDBAY ARIZONA (US) HOLDING CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

COBRE VERDE DEVELOPMENT CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

Signature Page to Amending Agreement No. 6 (Cda)

ROSEMONT COPPER COMPANY

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

MASON RESOURCES (US) INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

Signature Page to Amending Agreement No. 6 (Cda)

Administrative Agent

THE BANK OF NOVA SCOTIA, as Agent

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ING CAPITAL LLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 6 (Cda)

BANK OF MONTREAL, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ROYAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

NATIONAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 6 (Cda)